Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

June 29, 2017

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”)

File Nos: 333-212322 and 811-22877

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on June 15, 2017 to the Fund’s initial registration statement on Form N-2, which was filed on June 29, 2016 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is bolded only for this correspondence.

GENERAL

1.	Comment: Please remove all references to “borne by the fund” throughout the Registration Statement.

Response: Registrant will make the requested change in the next pre-effective amendment.

COVER

2.	Comment: Please add the following to the bolded language on the cover page: “including the specific risks relating to the Fund’s use of leverage.”

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 29, 2017

Response: Registrant will add the language in the next pre-effective amendment.

PROSPECTUS SUMMARY

3.	Comment: Under “Leverage,” please add the following disclosure: “Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s use of leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets.”

Response: Registrant will add the requested disclosure in the next pre-effective amendment.

4.	Comment: At the end of the “Special Risk Considerations,” please add the following disclosure:

In addition, an investment in the Fund’s Common Shares raises other risks, which are more fully disclosed in the “Risk Factors” section of this Prospectus.

Response: Registrant will add the requested disclosure in the next pre-effective amendment.

5.	Comment: Please discuss the risks associated with investing in preferred stock under “Special Risk Considerations” in the Summary Prospectus and under “Risk Factors” in the Prospectus.

Response: On page 34, in response to the Staff’s previous set of comments, the Prospectus Summary currently includes the following “Preferred Stock Risks:”

Preferred Stock Risks. The Fund may invest in preferred stock, which are junior and fully subordinated to the debt securities of an issuer, but have senior priority to corporate income and liquidation payments over the issuer’s common shares. In addition, preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, particularly with respect to issuer’s credit risk, but less risky than its common stock. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 29, 2017

We believe this summary disclosure appropriately summarizes the risks of the Fund investing in preferred shares to existing or prospective Fund investors. Accordingly, we respectfully decline to add additional disclosure in the Prospectus Summary. However, the Registrant will add the following disclosure on page 73 in the next pre-effective amendment:

Preferred Stock Risks.

The Fund may invest in preferred stock, which are junior and fully subordinated to the debt securities of an issuer, but have senior priority to corporate income and liquidation payments over the issuer’s common shares. In addition, preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, particularly with respect to issuer’s credit risk, but less risky than its common stock. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock.

PROSPECTUS

Summary of Fund Expenses, pages 37-38

6.	Comment: Under footnote four, please change “amount of management fees paid by NFALLC and ARI” to read “amount of management fees paid to NFALLC and ARI.”

Response: Registrant will make the requested change in the next pre-effective amendment.

7.	Comment: Please delete the following repetitive sentence: “The purpose of the table above is to help you understand all fees and expenses that you, as a Common Shareholders, would bear directly or indirectly.”

Response: Registrant will delete the requested disclosure in the next pre-effective amendment.

8.	Comment: Please provide updated examples on page 38 of the Prospectus.

Response: Registrant will update the examples values accordingly in the next pre-effective amendment.

Investment Objective and Policies, pages 42-43

9.	Comment: Please move the following sentence to the SAI: “The Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy.”

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 29, 2017

Response: Registrant will move the sentence as requested in the next pre-effective amendment.

10.	Comment: Please discuss whether the Fund considers a debt security’s duration when considering whether to invest in debt securities issued by Energy MLPs. Also, please discuss how the Fund determines a security’s duration.

Response: While the Fund is permitted to invest up to 20% of its Managed Assets in debt securities of any maturity issued by Energy MLPs, historically, the Fund has only invested a nominal amount in debt. To the extent the Fund invests in debt, the Fund does not take duration into account.

Portfolio Contents, pages 44-55

11.	Comment: Please disclose that derivative instruments will be valued at market/fair value rather than notional value for purposes of calculating compliance with the Fund’s 80% investment policy.

Response: Registrant will add the requested disclosure.

12.	Comment: Under “Energy MLP Investments,” please revise the following sentence to improve clarity: “The Fund will consider its investment in underlying investment companies when determining its compliance with its policy to invest least 80% of its net assets plus the amount of any borrowings for investment purposes, of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded.” Also, please clarify that the 80% policy applies to Energy MLPs of any market capitalization.

Response: Registrant will revise the disclosure in the next pre-effective amendment as follows:

Under normal market circumstances, the Fund will invest at least 80% of its Managed Assets, plus the amount of any borrowings, in Energy MLPs of any market capitalization. The Fund will consider its investment in underlying investment companies when determining ~~its~~ compliance with its 80% policy. ~~to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes of the 80% policy, the~~ The Fund considers investments in MLPs to include investments that offer economic exposure to publicly traded MLPs and private investments that have MLP characteristics, but are not publicly traded.

13.	Comment: Under “MLP Common Units,” please clarify that the incentive distributions to the common units occur after any distributions have been paid to preferred unit holders but before any distributions paid to subordinate unit holders.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 29, 2017

Response: Registrant will add the following disclosure in the next pre-effective amendment:

In addition, incentive distributions are typically not paid to the general partner or managing member unless the quarterly distributions on the common units after any distributions have been paid to preferred unit holders but before any distributions paid to subordinate holders exceed specified threshold levels above the MQD.

14.	Comment: Please provide the missing text on page 47 under “MLP Preferred Units.”

Response: Registrant will add the missing text in the next pre-effective amendment.

15.	Comment: The Fund may invest a portion of its Managed Assets in pooled investment vehicles that invest primarily in securities issued by MLPs in the energy sector. Please explain supplementally how much the Fund may invest in: (a) instruments that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act; and/or (b) other investment pools that are excluded from the definition of investment company and are privately offered (e.g., private oil and gas funds). We may have additional comments after reviewing your response.

Response: Registrant has not historically invested in such vehicles to any material degree nor does it currently intend to invest in such vehicles to any material degree. Specifically, Registrant not will invest more than 15% of its net assets in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act or more than 35% of its net assets in the aggregate in interests issued by funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act as well as any investment pools that are excluded from the definition of investment company and are privately offered.

That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objectives and policies. To the extent the Fund does so in a meaningful manner and to a material extent, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. The updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Registrant will endeavor to engage in a discussion with the staff regarding such changes. Of course, to the extent the SEC adopts any rules or regulations, or its staff issues guidance in this area mandating any specific policies regarding a fund’s ability to invest in such vehicles, and/or regarding disclosures regarding such investments, Registrant will modify its policies and disclosures in accordance with such guidance.

Management of the Fund, page 79-81

16.	Comment: Please provide the information required by Item 9.3 of Form N-2.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 29, 2017

Response: Registrant will add disclosure regarding any control persons of the Fund (i.e., ownership of more than 25% of the Fund) under “The Fund” on page 41 in the next pre-effective amendment.

Net Asset Value, pages 82-83

17.	Comment: Please revise the Prospectus so that the valuation policies concerning securities valuation disclosures are consistent.

Response: Registrant will revise the Prospectus so that the valuation policies are described consistently in the next pre-effective amendment.

Plan of Distribution, pages 84-86

18.	Comment: Under “Distribution Through At-The-Market Transactions,” please add the sub-placement agent information that was added to the Prospectus Summary in the third paragraph. Please also add this in the SAI.

Response: Registrant will revise the Prospectus as follows so in the next pre-effective amendment:

Nuveen Securities will compensate sub-placement agents or other broker-dealers at a rate of up to 0.8% of the gross proceeds of the sale of Common Shares sold by that sub-placement agent or broker-dealer Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.

SAI

Investment Adviser, Sub-Adviser and Portfolio Managers, pages 50-56

19.	Comment: Please revise footnote 1 for the “Complex-Level Fee” table to match the footnote in the Prospectus.

Response: Registrant will revise the footnote in the next pre-effective amendment.

Proxy Voting Policies and Procedures, page 56

20.	Comment: Please move the information under “Portfolio Manager Securities Ownership” to the section labeled “Investment Adviser, Sub-Adviser and Portfolio Managers.”

Response: Registrant will move the disclosure as requested in the next pre-effective amendment.

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

June 29, 2017

Distributions, page 59

21.	Comment: The second paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please disclose that any such change would be made subject to a finding by the Fund’s Board of Directors that such change is in the best interests of the Shareholders.

Response: Registrant will make the requested change in the next pre-effective amendment.

*         *         *         *

Should you have any questions, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

Thomas S. Harman

encl.